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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

SANUWAVE Health, Inc.
(Exact name of registrant as specified in its charter)

Nevada	000-52985	20-1176000
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11495 Valley View Road,	Eden Prairie,	Minnesota	55344
(Address of principal executive offices)			(Zip Code)

Peter Sorensen	(952)	656-1029
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____________.

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Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

SANUWAVE Health, Inc. (“we,” “us,” and “our”) is a leading provider of next-generation FDA-approved wound care products.

For purposes of Rule 13p-1 (the “Rule”), “Conflict Minerals” is defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (“3TG”), or any other mineral or derivatives determined by the Secretary of State to be financing conflict in the Covered Countries. “Covered Countries” under the Rule include the Democratic Republic of the Congo (the “DRC”) and countries that share an internationally recognized border with the DRC (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola).

The products that we manufactured or contracted to have manufactured which contain Conflict Minerals necessary to the functionality or production of such products during the reporting period include the following:

•Our UltraMIST system, which delivers low frequency, non-thermal ultrasound to target tissues using a fluid mist to transmit energy in a non-contact and pain free fashion.

With respect to these products that we either manufactured or contracted to have manufactured in calendar year 2024, we have determined the presence of tantalum, tin, gold and tungsten in the printed circuit boards and cables contained in the UltraMIST system (the “Covered Products”). Therefore, we have conducted a good faith reasonable country of origin inquiry (“RCOI”) as required by the Rule reasonably designed to determine whether any components provided to us by our suppliers to manufacture the Covered Products or components used by our contract manufacturers to manufacture the Covered Products originated in a Covered Country or are from recycled or scrap sources.

Reasonable Country of Origin Inquiry

We conducted our RCOI by identifying those direct suppliers that provided components that may contain 3TG for the Covered Products that we manufactured or contracted to manufacture during the calendar year ended December 31, 2024. We obtained information from these suppliers, as well as our contract manufacturers (the “Respondents”), by requesting a completed copy of a Conflict Minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative (“RMI”) related to those components supplied to us or any products manufactured for us by our contract manufacturers to determine the country of origin of any 3TG used in the Covered Products. We reviewed and analyzed the CMRTs that we received from the Respondents with regard to the components used in the Covered Products. We received a completed copy of the CMRT from all but one of our suppliers and contract manufacturers or approximately 67% of those suppliers and contract manufacturers that we contacted. We have continued to follow up with the Respondent that did not provide a response within the time frame specified in the request.

One of the Respondents reported that they do not use 3TG in their products. One Respondent reported information on a “company-level” rather than on a “product-level”, even though we only purchased a limited subset of products from this Respondent. We were unable to confirm that all of the tantalum, tin, and tungsten smelters and gold refiners listed in the CMRT by such Respondent are currently listed as certified by RMI as “conformant” with the Responsible Minerals Assurance Process assessment protocols. As we only purchase a limited subset of products from this Respondent, it is likely that the list of smelters, refiners, and countries of origin included in the CMRT include smelters, refiners and countries of origin that are not in our supply chain.

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Conflict Mineral Disclosure

In light of the information we received from our suppliers as part of our RCOI, we are unable to definitively determine whether all the tantalum, tin, tungsten and gold used in the Covered Products may have originated in Covered Countries or are from recycled or scrap sources. We will continue to engage with our suppliers to obtain current, accurate and complete information related to their supply chain.

This Form SD is publicly posted on our webpage at www.sanuwave.com/investors/ under “SEC Filings.” The content of any referenced website is not incorporated by reference into and should not be considered part of this Form SD.

Pursuant to the Public Statement issued by the SEC’s Division of Corporate Finance on April 7, 2017, we have provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD, and the Company has chosen not to file, as an exhibit to this Form SD, the Conflict Minerals Report otherwise required by Item 1.01(c).

Item 1.02 Exhibit

None.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SANUWAVE HEALTH, INC.
(Registrant)

Dated: May 30, 2025	By:	/s/ Peter Sorensen
	Name:	Peter Sorensen
	Title:	Chief Financial Officer
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